UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-42475

FST Corp.

(Registrant’s Name)

No. 3, Gongye 1st Rd., Minxiong Township

Chiayi County 621018, Taiwan
+886 5221-2555

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Closing of Business Combination

As previously announced by the Company (defined below) and Chenghe (defined below) on December 22, 2023, and as described in greater detail in the proxy statement/prospectus included in the Registration Statement on Form F-4, which was filed by the Company with the Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on December 3, 2024 (the “Form F-4”), and the definitive proxy statement filed by Chenghe with the SEC on December 3, 2024 (the “Merger Proxy Statement”), which is incorporated herein by reference, Chenghe Acquisition I Co., a Cayman Islands exempted company with limited liability (“Chenghe”) entered into a Business Combination Agreement, dated as of December 22, 2023, with FST Corp., a Cayman Islands exempted company with limited liability (the “Company”), FST Merger Ltd., a Cayman Islands exempted company with limited liability and a direct wholly owned subsidiary of the Company (“Merger Sub”), and Femco Steel Technology Co., Ltd. (“Femco”), a company limited by shares incorporated and in existence under the laws of Taiwan with uniform commercial number of 04465819 (the “Business Combination Agreement”). The transactions contemplated by the Business Combination Agreement are referred to herein as the “Business Combination.” Capitalized terms used but not otherwise defined in this section shall have the meanings given to such terms by the Business Combination Agreement.

Pursuant to the Business Combination Agreement, (i) at the Closing Date, each SPAC Unit outstanding immediately prior to the Closing Date was automatically detached, and the holder thereof was deemed to hold one (1) SPAC Class A Ordinary Share and one-half (1/2) of a SPAC Warrant in accordance with the terms of the applicable SPAC Unit; (ii) each SPAC Class B Ordinary Share that was issued and outstanding immediately prior to the Closing Date was automatically converted into one (1) SPAC Class A Ordinary Share in accordance with the terms of the SPAC Articles (such automatic conversion, the “SPAC Class B Conversion”); (iii)  each SPAC Class A Ordinary Share (which, for the avoidance of doubt, includes the SPAC Class A Ordinary Shares (A) issued in connection with the SPAC Class B Conversion and (B) held as a result of the unit separation) that was issued and outstanding was cancelled in exchange for the right to receive one (1) CayCo Ordinary Share; and (iv)  each SPAC Warrant that was outstanding and unexercised was converted into and become the right to receive a CayCo Warrant, which is on the same terms and conditions as the applicable SPAC Warrant. Unless otherwise defined herein, capitalized terms used herein are defined in the Business Combination Agreement.

On January 15, 2025 (the “Closing Date”), pursuant to the Business Combination Agreement, Merger Sub merged with and into Chenghe with Chenghe being the surviving company and as a direct, wholly owned subsidiary of the Company, and Chenghe changed its name to “FST Ltd.”.

The foregoing description of the Business Combination Agreement contained in this Report does not purport to be complete and is qualified in its entirety by the text of the Business Combination Agreement, which was filed as part of the Merger Proxy Statement (as Annex A thereto and as Exhibit 2.1 to the Company’s Form F-4 in connection therewith), and as Exhibit 2.1 to Chenghe’s Current Report on Form 8-K filed on January 15, 2025, and which is incorporated by reference herein.

The CayCo Ordinary Shares commenced trading on the Nasdaq Global Market under the symbol “KBSX” on January 16, 2025.

Board of Directors and Management of the Company

The Company’s directors and executive officers after the closing of the Business Combination are described in the section entitled “Management of CayCo After the Business Combination” beginning on page 268 of the Company’s Form F-4, and that information is incorporated herein by reference. In connection with the Business Combination, the following directors described therein constitute the entire board of directors of the Company:

David Chuang

Kerry Lin Liu

Shintaro Tanahara

Nick Pin-Chia Chen12345

Alan Yu-Cheng Li1236

Huoy-Ming Yeh

Richard Qi Li123

[1]	Member of Audit Committee
[2]	Member of Compensation Committee
[3]	Member of Nominating Corporate and Governance Committee
[4]	Chairperson of Audit Committee
[5]	Chairperson of Compensation Committee
[6]	Chairperson of Nominating Corporate and Governance Committee

Amendment to Memorandum and Articles of Association

In connection with the closing of the Business Combination, the Company passed by special resolution an amended and restated memorandum and articles of association (the “Amended M&A”) under Cayman Islands law. The material terms of the Amended M&A and the general effect upon the rights of holders of our capital shares are included in the Company’s Form F-4 under the sections entitled “Description of Securities – Securities of CayCo” and “Comparison of Shareholder Rights” beginning on page 295 and page 304, respectively, which are incorporated by reference herein.

The foregoing description of the Amended M&A is a summary only and are qualified in its entirety by reference to the Amended M&A, a form of which was filed as Annex B and as Exhibit 3.2 to the Company’s Form F-4 in connection therewith, and which is incorporated by reference herein.

Related Agreements

Assignment, Assumption and Amendment Agreement

Immediately prior to the consummation of the Business Combination, the Company, Chenghe, and Continental Stock Transfer & Trust Company (“Continental”) entered into an assignment, assumption and amendment agreement (the “Assignment, Assumption and Amendment Agreement”), pursuant to which Chenghe assigned to the Company all of its rights, interests, and obligations in and under the Warrant Agreement, dated January 24, 2022 (as amended from time to time), by and between Chenghe and Continental, and the terms and conditions of such Warrant Agreement were amended and restated to, among other things, reflect the assumption of the SPAC Warrants by the Company as described above.

The foregoing description of the Assignment, Assumption and Amendment Agreement and the rights and restrictions contemplated thereby does not purport to be complete and is qualified in its entirety by the terms and conditions of the Assignment, Assumption and Amendment Agreement, a form of which was filed as Exhibit 4.7 to the Company’s Form F-4 in connection therewith. The Assignment, Assumption and Amendment Agreement was filed as Exhibit 10.1 to Chenghe’s Current Report on Form 8-K filed on January 15, 2025, and which is incorporated by reference herein.

Lock-Up Agreement

On the Closing Date, the Company, certain shareholders of Femco listed thereto (the “Company Holders”) and certain other persons listed thereto (the “Sponsor Key Holders”, and together with the Company Holders, the “Holders”) entered into a lock-up agreement (the “Lock-up Agreement”). Pursuant to the Lock-up Agreement, each Holder agrees to not transfer any Lock-Up Shares (as defined in the Lock-Up Agreement) for a period of six (6) months after the Closing Date, with certain exceptions and carveouts.

The foregoing description of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Lock-up Agreement, a form of which was filed as Annex E and as Exhibit 10.4 to the Company’s Form F-4 in connection therewith, and which is incorporated by reference herein.

Investor Rights Agreement

On the Closing Date, Chenghe, the Company, Femco and other parties listed thereto entered into an investor rights agreement (the “Investor Rights Agreement”) pursuant to which, (i) the Company will agree to undertake certain resale shelf registration obligations in accordance with the Securities Act, and the holders party thereto, subject to certain requirements and customary conditions, will be granted customary demand and piggyback registration rights, and (ii) each party to the Investor Rights Agreement agrees to cause (x) the Company’s board of directors to be comprised of five (5) directors (subject to increase by unanimous resolutions of the board of directors from time to time), (y) one (1) of such directors should be nominated by the Sponsor and (z) as long as the Sponsor Parties (as defined therein) beneficially own any CayCo Ordinary Shares, the Company shall take all necessary actions to cause the individuals nominated by the Sponsor for election as directors to be elected as directors..

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Investor Rights Agreement, a form of which was filed as Annex F and as Exhibit 10.5 to the Company’s Form F-4 in connection therewith. The Investor Rights Agreement was filed as Exhibit 10.2 to Chenghe’s Current Report on Form 8-K filed on January 15, 2025, and which is incorporated by reference herein.

Cautionary Note Regarding Forward-Looking Statements

Some of the information contained in this Report, or incorporated by reference herein, constitutes “forward-looking statements” within the definition of the Private Securities Litigation Reform Act of 1995. These statements can be identified by forward-looking words such as “may,” “will,” “anticipate,” “believe,” “expect,” “continue,” “could,” “estimate,” “future,” “expect,” “intends,” “might,” “plan,” “possible,” “potential,” “aim,” “strive,” “predict,” “project,” “should,” “would” or similar words. Investors should read statements that contain these words carefully because they:

●	discuss future expectations;

●	contain projections of future results of operations or financial condition; or

●	state other “forward-looking” information.

We believe it is important to communicate our expectations to its shareholders. However, there may be events in the future that our management is not able to predict accurately or over which we have no control. The cautionary language contained in this Report and incorporated herein by reference, involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to the factors discussed under the “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” and “Company Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections beginning on pages 67, 109, and 253, respectively, of the Company’s Form F-4, which sections are incorporated herein by reference. Accordingly, undue reliance should not be placed on these forward-looking statements. We undertake no obligation to revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports that the Company will file from time to time with the SEC after the date of this Report.

Financial Statements and Exhibits.

The following are exhibits herewith:

Exhibit No.	Description

99.1	Press Release Dated January 15, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FST Corp.

Date: January 21, 2025	By:	/s/ David Chuang
	Name:	David Chuang
	Title:	Chief Executive Officer and Chairman of the Board

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